NOVAGANT CORP.	Suite 2006, AIA Kowloon Tower, Landmark East, 100 How Ming Street, KT, Hong Kong 19801

August 9, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F. Street, N.E.

Washington, DC 20549

Attention:Jimmy McNamara

Andrew Mew

Re: Novagant Corp.

Form 10-K for the Year Ended March 31, 2023

Filed June 29, 2023

File No. 000-26675

Dear Sir or Madam:

Novagant Corp. (the “Company”) is filing amendment No. 1 on Form 10-K (the “Form 10-K/A”) in response to your recent review letter addressed to WeiQun Chen, Chief Financial Officer of the Company, dated July 26, 2023 (the “SEC Letter”), in order to address your concerns in the SEC Letter. The Company understands that it will be required to response to these comments within ten business days by providing the requested information. This response letter, along with the Form 10-K/A, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to on Form 10-K for the Year Ended March 31, 2023

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 42

1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV” or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable

Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

We have correspondingly provided the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV” at Exhibit 99.1.

2. Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your disclosure. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

We have provided a similarly detailed discussion of the materials reviewed and a legal consent relied upon in connection with the required disclosures under b(2) and (3). Please refer to the legal consent provided by our counsel at Exhibit 23.3 as the basis for our disclosure.

3. We note your disclosure pursuant to paragraph b(4). Please clarify for us the difference between your reference to official of the Chinese government rather than official of the Chinese Communist Party. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

We have updated our supplemental disclosure pursuant to paragraph b(4) to resolve the apparent inconsistency between official of the Chinese government and the Chinese Communist Party. Please refer to the affidavit specifically provided by our auditor at Exhibit 23.2 as the basis for our disclosure.

4. Please note that Item 9C requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

We have supplementally clarified our disclosure with respect to b(2) and we have also provided the required information regarding b(3) and b(5) in our disclosure, respectively.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ WeiQun Chen
WeiQun Chen